                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549


                                   SCHEDULE 14D-9/A
              Amendment No. 1 to Solicitation/Recommendation Statement
                             Pursuant to Section 14(d)(4)
                        of the Securities Exchange Act of 1934


          T. Rowe Price Realty Income Fund I, A No-Load Limited Partnership
                              (Name of Subject Company)

          T. Rowe Price Realty Income Fund I, A No-Load Limited Partnership
                          (Name of Person Filing Statement)

                        Units of Limited Partnership Interests
                            (Title of Class of Securities)

                                         None
                       (CUSIP Numbers of Classes of Securities)


                                Henry H. Hopkins, Esq.
                            T. Rowe Price Associates, Inc.
                                 100 E. Pratt Street
                              Baltimore, Maryland 21201
                                    (410) 345-6640

     (Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) filing Statement)

                                      Copies to:

   Judith D. Fryer, Esq.                        Henry D. Kahn, Esq.
   Greenberg, Traurig, Hoffman, Lipoff,         Piper & Marbury
   Rosen & Quental                              36 South Charles Street
   153 E. 53rd Street                           Baltimore, Maryland 21201
   New York, NY 10022

          THE PURPOSE OF THIS AMENDMENT IS TO FILE THIS SCHEDULE IN A MANNER WHICH WILL CAUSE THE BODY OF THE SCHEDULE TO BE INCLUDED IN THE EDGAR SYSTEM.

          Item 1.   Security and Subject Company

                    The subject company is T. Rowe Price Realty Income Fund I, A No-Load Limited Partnership, a Maryland limited partnership (the "Partnership"). The address of the principal executive offices of the Partnership and of T. Rowe Price Realty Income Fund I Management, Inc., a Maryland corporation, the general partner of the Partnership ("General Partner"), is 100 E. Pratt Street, Baltimore, Maryland 21202. The title of the class of equity securities to which this statement relates is the outstanding units of limited partnership interest (the "Units") of the Partnership.

          Item 2.   Tender Offer of the Bidder

                    This statement relates to the unsolicited tender offer ("Offer to Purchase") being made by Lido Associates, L.L.C. (the "Bidder") disclosed in a Tender Offer Statement on Schedule 14D-1, dated December 10, 1996, (the "Schedule 14D-1"), to purchase from holders of Units ("Limited Partners") up to 40,000 Units constituting approximately 45% of the outstanding Units of the Partnership at $298 per Unit, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 10, 1996, and the related Letter of Transmittal (collectively with the Offer to Purchase, the "Lido Offer"). The Partnership did not solicit the Lido Offer. The Schedule 14D-1 states that the address of the principal office of Lido is 4343 Von Karman Avenue, Newport Beach, CA 92660.

          Item 3.   Identity and Background

                    (a) The name and business address of the Partnership, which is the person filing this statement, is set forth in Item 1 above.

                    (b)(1) The General Partner is the sole general partner of the Partnership, and as such is solely responsible for the management of the Partnership s business. The General Partner is an indirect, wholly owned subsidiary of T. Rowe Price Associates, Inc. ("Associates"). Except as described below, there are no material contracts, agreements, arrangements and understandings or any actual or potential conflicts of interest between the General Partner or its affiliates and the Partnership and its affiliates. The Partnership does not have any directors or executive officers. The directors of the General Partner are James S. Riepe, Alvin M. Younger, Henry H. Hopkins, Douglas O. Hickman and Joseph P. Croteau, each of whom is also an officer of Associates. Mr. Riepe is also Chairman of the Board and President of the General Partner. Certain contracts, agreements, arrangements and understandings between the Partnership and the General Partner and affiliates of the General Partner are described in the Notes to Financial Statements in the Partnership s Annual Report to Security-Holders for the fiscal year ended September 30, 1996 ("Annual Report") in Note 1 - "Organization" and Note 3 - "Transactions with Related Parties and Other", which report is filed with the Commission herewith as
          Exhibit 9(c)(1). Notes 1 and 3 of such Notes to Financial Statements are hereby incorporated herein.

                    (b)(2)  The Partnership was compelled by applicable law
          to deliver a list of the names of the Limited Partners to an affiliate of the Bidder together with the Limited Partners' addresses and number of Units held. However, the Partnership was able to negotiate an agreement which substantially restricts the Bidder's use of the list (Agreement for Delivery and Use of List of Limited Partners - the "List Agreement," a copy of which is attached hereto as Exhibit 9(c)(2). In order to permit the Partnership to continue in an orderly manner with its previously announced plan for the disposition of the Partnership's properties, the Partnership also obtained the Bidder's agreement to the following:

                    (i) to limit its purchase of the Units to 46% of the outstanding Units;

                    (ii) to vote any and all Units owned by Bidder pro rata to the vote of all other limited partners;

                    (iii) not to attempt to remove the General Partner from its position as such; and

                    (iv) not to act to effect a change in control of the Partnership.

                    (b)(3) The following may be deemed actual or potential conflicts of interest between the Partnership and its executive officers, directors or affiliates:

                    (A) Pursuant to the terms of Section 8.2 of the Partnership s Amended and Restated Agreement of Limited Partnership ("Partnership Agreement"), a copy of which Section is attached hereto as Exhibit 9(c)(3) and hereby incorporated by reference herein, the General Partner may under certain circumstances be obligated to contribute to the capital of the Partnership upon its liquidation up to $913,000. Based on current facts and circumstances, including the current Estimated Unit Value (as hereinafter defined), the Partnership believes the General Partner will be obligated to contribute the full amount. Conversely, pursuant to the provisions of Section 4.2 of the Partnership Agreement, a copy of which section is attached hereto as Exhibit 9(c)(4) and incorporated by reference herein, as each property in the Partnership s portfolio is sold the General Partner is entitled to receive the first 4% of the sale proceeds (as defined). Based on the Estimated Unit Value, this share of the proceeds could amount to approximately $1.4 million.

          (B) Under the provisions of Section 5.7 of the Partnership Agreement, a copy of which section is attached as Exhibit 9(c)(5) and hereby incorporated by reference herein, the General Partner may (subject to certain limitations set forth therein) be entitled to indemnification by the Partnership for any loss or damage incurred by the General Partner and against expenses (including reasonable attorney s fees) incurred by it in connection with the defense or settlement of any threatened, pending, or completed action or suit by any Limited Partner in connection with certain acts or omission of the General Partner, acting in its capacity as such.

          Item 4.   The Solicitation or Recommendation

                    (a) Following the Partnership s receipt of the Lido Offer, the Partnership reviewed and considered the Lido Offer and explored various possible alternative courses of action that might be available in response to the Lido Offer. Based on its analysis, the Partnership, in light of all relevant circumstances, determined that the Lido Offer is inadequate, and may not be in the best interests of the Limited Partners. The Partnership makes no recommendation as to whether Limited Partners should accept or reject the Lido Offer, but recommends that Limited Partners become as fully informed as possible about the current and prospective value of their investment, and consider carefully whether acceptance of the Lido Offer is in their best interests. Limited Partners with a pressing need for liquidity may want to consider accepting the Lido offer, but in doing so they will be foregoing future distributions of cash from operations, as well as sales proceeds.

                    (b) The Partnership reached the conclusions set forth in Item 4(a) after considering a variety of factors, including, but not limited to, the following:

                    (i) The Partnership has conducted its annual formal Unit valuation to determine the estimated value of a Unit as of the end of the Partnership s fiscal year (September 30, 1996). This value (the "Estimated Unit Value") is based on the Partnership s estimate of the price range in which each property in the Partnership s portfolio would be likely to be sold as of the date of the valuation ("Fair Market Value"). These Fair Market Value ranges are then combined to generate a range of values for the real estate portfolio as a whole, and an estimate of the value of the portfolio is made within this range. This estimate is then combined with the Partnership s other assets and its liabilities, and the result is divided by the number of outstanding Units to produce the Estimated Unit Value.

                    After adjusting for distributions paid in November of 1996, the Estimated Unit Value is $398. It should be noted that the Estimated Unit Value does not represent an estimate by the Partnership of the price for which a Unit could be sold at the present time.

          (ii) In June 1996, recognizing that the Partnership was approaching the end point of its expected investment life, the Partnership announced that it had determined to begin the orderly liquidation of all of its assets. Although there can be no assurance made as to the timing of any liquidations due to real estate market conditions, the general difficulty of disposing of real estate, and other general economic factors, the Partnership expects such liquidation to occur in the next two to three years.

                    (iii) The Partnership anticipates that in addition to proceeds from the sale of properties, Limited Partners will continue to receive cash from operations over the life of the Partnership. The amount of such distributions is not determinable at this time, and is anticipated to decrease as the Partnership liquidates its portfolio of properties. Nevertheless, if a Limited Partner accepts the Lido Offer, the Limited Partner will forego any such future distributions.

                    (iv) The Partnership is presently marketing two properties for sale. On October 22, 1996, the Partnership entered into an agreement in principle to negotiate a purchase and sales agreement for the Royal Biltmore property. This property accounts for approximately 16% of the estimated unit value of RIF I at September 30, 1996. If agreement can be reached with this potential buyer, the Partnership would expect to close the sale of Royal Biltmore by the end of February 1997. Based on the timing and terms indicated by the agreement in principle, the Partnership would expect that the limited Partners would receive up to $67 per Unit from the sale of this property. This represents approximately 5% more than the amount at which the property was valued at September 30, 1996. There is no assurance that this transaction will be consummated on these terms, or at all.

                    (v) The Partnership believes that the highest value of an investment in the Units can only be realized by a Limited Partner who retains his or her Units through the liquidation of the Partnership.

                    (vi) The Lido Offer is approximately 75% of the Estimated Unit Value.

                    (vii) The Bidder is making the Lido Offer with a view to making a profit. Accordingly, there is a conflict of interest between its desire to purchase the Units at a low price and a Limited Partner s desire to sell its Units at a high price. In fact, the Bidder concedes that its own estimates of net asset value per Unit are above the price it is offering for Units. The Bidder believes it can make a profit on the Units while the Partnership remains under current management. This is not a situation where the offeror claims it can increase value for investors by its actions. Rather the Lido Offer is simply an attempt to buy, at a substantial discount, an asset the Bidder believes will be liquidated in the near future, resulting in a quick profit for the Bidder.

                    (viii) Like the recent offer from Fir Investors, LLC, the price offered by the Bidder can be reduced by any partnership distributions declared or made after November 25, 1996. Further, the Lido Offer also entitles the Bidder to receive the amount of such distribution.

                    (ix) Because the Bidder fails to take the General Partner's interest into account, Section 10 of the Lido Offer overstates the loss per Unit for the 1996 fiscal year by $2.87.

                    (x) Section 13 of the Lido Offer contains numerous conditions to which it is subject, all of which are by the Bidder's own admission for the Bidder's sole benefit.

          Item 5.   Persons Retained, Employed, or to be Compensated

                    Neither the Partnership nor any person or entity acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to Limited Partners on its behalf concerning the Lido Offer, nor does it presently intend to do so.

          Item 6.   Recent   Transactions  and   Intent  with   Respect  to
          Securities

                    (a) Neither the Partnership, nor the General Partner have effected any transactions in the Units during the past 60 days. The Partnership is not aware of any other transactions in the Units during the past 60 days by any of the General Partner s executive officers, directors, affiliates, or subsidiaries.

                    (b) Neither the Partnership nor, to the knowledge of the Partnership, any of the General Partner s executive officers, directors, affiliates, or subsidiaries intends to tender Units owned by them in response to the Lido Offer.

          Item 7.   Certain Negotiations  and Transactions  by the  Subject
          Company

                    As mentioned in Item 4(b)(2)(v) above, prior to the Lido Offer and other recent tender offers, the Partnership announced its intention to begin the orderly disposition of the Partnership's properties. No negotiation is being undertaken or is under way by the Partnership in response to the Lido Offer that relates to or would result in:

                    (1) An extraordinary transaction such as a merger or reorganization, involving the Partnership;

                    (2) A purchase, sale or transfer of a material amount of assets by the Partnership;

                    (3)  A  tender  offer  for   or  other  acquisition  of
          securities by or of the Partnership; or

                    (4) Any material change in the present capitalization or distribution policy of the Partnership.

                    (b) There has been no transaction, board resolution, agreement in principle, or a signed contract in response to the Lido Offer which relates to or would result in one or more of the matters referred to in Item 7(a)(1),(2), (3) or (4), other than the one described pursuant to Item 3(b) of this statement, which agreement proceeded the Lido Offer.

          Item 8.   Additional Information to be Furnished.

          Restrictions on Transfers; Tax Termination

                    The Partnership intends that no transfer or assignment of Units will be recognized, which, when considered with all other transfers or assignments ("Transfers") during the Partnership s taxable year, would cause more than 5% of the Partnership s Units to be so transferred or assigned, unless the Partnership receives from the proposed transferor or transferee an opinion satisfactory to the General Partner from reputable counsel that the recognition of the proposed transfer will not cause the Partnership to be treated as a "publicly traded partnership" as defined in Section 7704 of the Internal Revenue Code of 1986, as amended. For the taxable year commencing October 1, 1996, the Partnership has received Transfers through December 17, 1996, totaling .13%. For the taxable year ending September 30, 1996, the Partnership received Transfers totaling 1.75%.

                    The Partnership also intends that  no Transfer of Units
          will be recognized which, when considered with all other Transfers during the twelve-month period ending with such transfer or assignment, would, in the opinion of counsel to the Partnership, cause a termination of the Partnership for federal income tax purposes (which termination may occur when 50% or more of the total interest in the Partnership capital and profits is transferred by sale or exchange in a twelve-month period). The Partnership will not process any requests for Transfers of Units during such twelve-month period which the Partnership believes would cause a tax termination. Because of this tax-related transfer restriction, in no event will an aggregate of 50% or more of the Units be accepted for Transfer by the Partnership pursuant to the Lido Offer (reduced to the extent of any prior transfers of Units within the preceding twelve months).

                    In addition to the Lido Offer, the Partnership is aware
          of two other tender offers for Units which are pending as of the date of this Schedule, one by Fir Investors, LLC, and one by Kensington Partners LLC. Other tender offers may be made in the future. Depending upon the number of Units sold by Limited Partners pursuant to the Lido Offer or other tender offers or otherwise, including sales on the secondary market, certain Transfers may not be recognized. In particular, recognition of Transfers for the twelve-month period following completion of the Lido Offer may be limited.

          Item 9.   Material to be Filed as Exhibits.

                    (a) Letter from James S. Riepe to Limited Partners dated December 20, 1996 regarding the Lido Offer.

                    (b) None.

                    (c) (1) Annual Report of the Partnership to Limited Partners for the Year Ended September 30, 1996.

                         (2) Agreement for Delivery and Use of List of Limited Partners between an affiliate Bidder and the Partnership.

                         (3) Section 8.2 of the Partnership s Amended and Restated Agreement of Limited Partnership.

                         (4) Section 4.2 of the Partnership s Amended and Restated Agreement of Limited Partnership.

                         (5) Section 5.7 of the Partnership s Amended and Restated Agreement of Limited Partnership.


                                        SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:    January 24, 1997         T. Rowe Price Realty
                                             Income Fund I, A No-Load
                                             Limited Partnership

                                             By:  T. Rowe Price Realty
                                             Income Fund I Management,
                                             Inc., General
                                             Partner of the Partnership

                                                  By: /s/ Lucy B. Robins
                                                  Lucy B. Robins
                                                  Vice-President